P.O. Box 2600Valley Forge, PA 19482derek_newman@vanguard.com via electronic filing February 19, 2025 Lisa N. Larkin, Esq. U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Institutional Index Funds (the “Trust”)

File No. 33-34494

Post-Effective Amendment No. 101

Dear Ms. Larkin,

This letter responds to your comments provided on January 21, 2025, to the above referenced post-effective amendment that was filed with the Commission on December 6, 2024. In this letter, Vanguard STAR Core-Plus Bond Fund, a new series of the Trust, will be referred to as the “Fund.”

Comment 1:Fund Summary – Fees and Expenses

Comment:	For the fee tables, please consider adding a footnote with the estimated amounts.

Response:                       The disclosure has been revised in accordance with this comment.

Comment 2:	Fund Summary – Principal Investment Strategies
Comment:

It appears that the Fund will invest significantly in investments with limited liquidity. Please clarify what those investments may be; we may have further comments. If the Fund will invest in below-grade, private, mortgage-backed securities (either residential or commercial), particularly lower-rated tranches, given the liquidity profile of these investments, please explain and have a fund determine that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release, adopting Rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments you intend to hold. (The Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315, October 13, 2016 at pages 154 and 155).

Response:                       The disclosure has been revised in accordance with this comment.

Comment 3:	Fund Summary – Principal Risks
Comment:	Please consider adding a risk for below-investment grade fixed-income securities and/or junk bonds and include a statement that they are speculative.

Response:                       The disclosure has been revised in accordance with this comment.

Comment 4:	More on the Fund – Share Class Overview
Comment:

The second paragraph states that the Fund’s investment objective is not fundamental and may be changed without shareholder vote. However, the SAI states that it is a fundamental policy. Please reconcile whether the investment objective is fundamental.

Response:	The disclosure has been revised in accordance with this comment.

Comment 5:More on the Fund – Security Selection

Comment:

The second paragraph lists different types of financial instruments that may be purchased by the Fund that are not listed in the Fund Summary section. Please consider aligning the summary strategies and risks with the statutory for the Principal Investment Strategies section.

Response:                       The disclosure has been revised in accordance with this comment.

Please contact me at derek_newman@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Derek Newman

Derek Newman

Assistant General Counsel

The Vanguard Group, Inc.

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